SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


                                              Commission File Number:  000-07277

                               Pierre Foods, Inc.
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             (Exact name of registrant as specified in its charter)

                   9990 Princeton Rd., Cincinnati, Ohio 45246
                                 (513) 874-8741
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               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                Common Stock; and
                         Preferred Stock Purchase Rights
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            (Title of each class of securities covered by this Form)

                   $115 million 10 3/4% Senior Notes Due 2006
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       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

              Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)        [ X ]         Rule 12h-3(b)(1)(ii)      [     ]
     Rule 12g-4(a)(1)(ii)       [   ]         Rule 12h-3(b)(2)(i)       [     ]
     Rule 12g-4(a)(2)(i)        [   ]         Rule 12h-3(b)(2)(ii)      [     ]
     Rule 12g-4(a)(2)(ii)       [   ]         Rule 15d-6                [     ]
     Rule 12h-3(b)(1)(i)        [ X ]

Approximate number of holders of record as of the certification or notice date: One (1)

              Pursuant to the requirements of the Securities Exchange Act of 1934 Pierre Foods, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:  July 26, 2002                   BY:   /s/ David R. Clark
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                                             David R. Clark, Vice Chairman